EXHIBIT 99.1

NewsRelease

TransCanada to Proceed with Keystone Hardisty Terminal

Calgary, Alberta – May 9, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has concluded a successful open season for the Keystone Hardisty Terminal project. Sufficient firm commitments were secured from parties interested in accessing the new terminal at the starting point of TransCanada’s Keystone Pipeline System.

“The open season held earlier this year for the Keystone Hardisty Terminal was very successful and confirms strong demand from Western Canadian producers for new infrastructure to allow them to move crude oil into the Keystone System,” said Russ Girling, TransCanada’s president and chief executive officer.  There is overwhelming industry support to transport crude oil safely and reliably to markets across North America.”

Binding, long-term commitments in excess of 500,000 barrels per day were received during the open season, leading to the opportunity to expand the proposed two million barrels of crude oil batch accumulation tankage and pipeline infrastructure to a 2.6 million barrel terminal.  TransCanada intends to proceed with the necessary regulatory applications for approvals to construct and operate this terminal at Hardisty, Alberta.  Subject to regulatory approvals, the project is expected to be in service by late 2014 and cost approximately $275 million.

The Keystone Pipeline System is an operational 3,467-kilometre (2,154-mile) pipeline that is delivering over 500,000 barrels per day of crude oil to markets and refineries in the U.S. Midwest and Cushing, Oklahoma.

On May 4, TransCanada applied to the U.S. Department of State for a Presidential Permit for the Keystone XL Pipeline from the U.S./Canada border in Montana to Steele City, Nebraska. TransCanada expects to receive the Permit and begin construction of Keystone XL in the first quarter of 2013, with completion slated for late 2014 or early 2015.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis dated February 15, 2012 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

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